1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 30, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

First Quarterly Report for the Year 2007

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal”, “the Company” or “Company”) warrant that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the content contained herein.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhao Qingchun, warrant that the financial statements of the first quarterly report for the year 2007 (the “Report”) are true and complete.

The financial statements in the Report have not been audited.

Summary of the unaudited results for the first quarter ended 31st March 2007:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies of the China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the PRC Accounting Standards. The Company has also provided the average coal prices of the first quarter of 2007 calculated on the basis as adopted in its previous periodical reports announced overseas. Please refer to the section headed “Details and explanation on material changes in major items of the financial statements and in the financial indicators of the Company and their reasons”. Shareholders of the Company and public investors should be aware of the different calculation bases used in the Report, interim and annual reports when trading in shares of the Company.

•	Unless otherwise specified, the currency in the Report is denominated in Renminbi.

•

During the reporting period, income from operation was RMB3,777.887 million, representing an increase of RMB636.474 million or 20.3% as compared with the corresponding period last year. Net profit was RMB700.667 million, representing an increase of RMB118.173 million or 20.3% as compared with the corresponding period last year.

•	The information in the Report is the same as that published on the Shanghai Stock Exchange, and the Report is published simultaneously in the PRC and overseas.

§1	General Information

1.1	Major accounting data and financial indicators

	As at the end of this reporting period	As at the end of last financial year	Increase/decrease as at the end of this reporting period as compared with the end of last financial year (%)
Total assets (RMB)	22,598,534,967	22,634,973,972	- 0.16
Shareholders’ equity (excluding minority interest) (RMB)	18,524,802,813	17,756,653,886	4.33
Net assets per share (RMB)	3.77	3.61	4.33

		From the beginning of the year to the end of this reporting period	Increase/decrease for the reporting period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)		1,097,375,867	2,946.57
Net cash flows per share from operating activities (RMB)		0.22	2,946.57

	Reporting Period	From the beginning of the year to the end of this reporting period	Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit (RMB)	700,667,193	700,667,193	20.29
Basic earnings per share (RMB)	0.14	0.14	20.29
Diluted earnings per share (RMB)	0.14	0.14	20.29
Return on net assets (%)	3.78	3.78	increase by 0.50 percent
Return on net assets less extraordinary gain and loss (%)	3.77	3.77	increase by 0.44 percent

Items of extraordinary gain and loss			Amount from the beginning of the year to the end of this reporting period (RMB)
Net profit			700,667,193
Less: non-operating income			4,745,728
Plus: non-operating expenses			1,087,032
Impact of extraordinary gain and loss on income tax			1,451,693
Net profit less extraordinary gain and loss			698,460,190

1.2	The total number of shareholders at the end of this reporting period and the top 10 shareholders holding listed shares not subject to trading moratorium of the Company

Total number of shareholders at the end of this reporting period	69,205

Top 10 shareholders holding tradable shares not subject to trading moratorium of the Company
Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of this reporting period (shares)	Classes of shares held (A share, B share, H share or others)
HKSCC Nominees Limited	1,955,801,680	H shares
GOLDMAN, SACHS & CO.	29,352,945	A shares
UBS LIMITED	8,119,837	A shares
Rixing AM China RMB A Shares Mother Fund	4,999,999	A shares
Shangzheng 50 Tradable Open Index Securities Investment Fund	4,023,388	A shares
DongFeng Automobile Co., Ltd.	3,559,496	A shares
Dalian Huaxin Investment Co., Ltd.	3,025,900	A shares
NOMURA SECURITIES CO., LTD	2,480,901	A shares
National Social Security Fund 002 Combination	2,300,330	A shares
CITI GROUP GLOBAL MARKETS LIMITED	2,172,219	A shares

§2	Significant Matters

2.1	“Details and explanation on material changes in major items of the financial statements and in the financial indicators of the Company and their reasons”

✓  Applicable  ☐  Not applicable

1.	The general operating performance of the Company during the reporting period

Details of the coal sales of the Company during this reporting period

During this reporting period, the Company’s raw coal production was 9.07 million tonnes, representing an increase of 0.06 million tonnes, or 0.7%, as compared to the same period last year, among which, (1) the raw coal production of the Company’s six coal mines in the headquarters area was 8.19 million tonnes, representing a decrease of 0.82 million tonnes or 9.1%, as compared to the same period last year; (2) the raw coal production of Yancoal Australia Pty (“Yancoal Australia”) was 0.62 million tonnes; and (3) the raw coal production of Shanxi Nenghua Co., Ltd. (“Shanxi Nenghua”) was 0.26 million tonnes.

During this reporting period, the Company’s salable coal output was 8.78 million tones, representing an increase of 0.15 million tonnes or 1.7% as compared to the same period last year, among which, (1) the salable coal output of the Company’s six coal mines in the headquarters area was 8.02 million tonnes, representing a decrease of 0.61 million tonnes, or 7.1%, as compared to the same period last year; (2) the salable coal output of Yancoal Australia was 0.5 million tonnes; and (3) the salable coal output of Shanxi Nenghua was 0.26 million tonnes.

During this reporting period, the Company sold 8.36 million tonnes of coal, representing an increase of 1.16 million tonnes, or 16.1%, as compared to the same period last year, among which, (1) the sales volume of the Company’s six coal mines in the headquarters area was 7.68 million tonnes, representing an increase of 0.48 million tonnes or 6.7% as compared to the same period last year, of which domestic sales volume was 6.64 million tonnes, representing an increase of 0.97 million tonnes, or 17.1%, as compared to the same period last year; export sales volume was 1.04 million tonnes, representing a decrease of 0.49 million tonnes, or 32.0%, as compared to the same period last year; (2) the sales volume of Yancoal Australia was 0.42 million tonnes and (3) the sales volume of Shanxi Nenghua was 0.26 million tonnes.

☐	Details of the transportation volume of the railway asset specialized for coal transportation

During this reporting period, the transportation volume of the Company’s railway assets specialized for coal transportation was 4.34 million tones, representing an increase of 0.61 million tines, or 16.4%, as compared to the same period last year.

☐	Analysis of the Company’s coal price during this reporting period

The following table sets out the average coal sales price calculated on the same basis as adopted in its previous periodical reports announced in the PRC during the reporting period:

Unit: RMB /tonne

	First Quarter of 2007	First Quarter of 2006	For the year ended 31st December, 2006
A. Company’s headquarters	410.89	393.84	376.40
Of which: domestic sales	405.49	353.54	352.91
export sales	445.58	543.27	484.36
B. Yancoal Australia	586.45	—	594.55
C. Shanxi Nenghua	176.81	—	159.32

During this reporting period, the average coal sales price of the Company’s six coal mines in the headquarters area was RMB410.89/tonne, representing an increase of RMB17.05/tonne, or 4.3%, as compared to the same period last year, of which the average domestic coal price was RMB405.49/tonne, representing an increase of RMB51.95/tonne, or 14.7%, as compared to the same period last year; while the average export coal price was RMB445.58/tonne, representing a decrease of RMB97.69/tonne, or 18.0%, as compared to the same period last year. The corresponding decrease in export coal price was mainly because of the Company’s adoption of the export contract price for the year 2006 during this reporting period.

The average coal price of Yancoal Australia was RMB586.45/tonne during this reporting period.

The average coal price of Shanxi Nenghua was RMB176.81/tonne during this reporting period.

The following table sets out the Company’s average coal sales prices calculated on the same basis as adopted in its previous periodical reports announced overseas during the reporting period:

Unit: RMB /tonne

	First Quarter of 2007	First Quarter of 2006	For the year ended 31st December, 2006
A. Company’s headquarters	382.70	354.96	341.12
Of which: domestic sales	389.35	331.45	332.19
export sales	340.03	442.14	382.13
B. Yancoal Australia	586.45	—	594.55
C. Shanxi Nenghua	172.54	—	155.22

Note:	The average coal sales price represents the invoice price of coal sales of the Company minus sale taxes, transportation costs from the Company to ports, port charges and miscellaneous fees for coal sales.

During this reporting period, the average coal price of the Company’s six coal mines in the headquarters was RMB382.70/tonne, representing an increase of RMB27.74/tonne, or 7.8%, as compared with the same period last year, of which, the average domestic coal price was RMB389.35/tonne, representing an increase of RMB57.90/tonne, or 17.5%, as compared with the same period last year and the average export coal price was RMB340.03/tonne, representing a decrease of RMB102.11/tonne, or 23.09%, as compared to the same period last year.

The average coal price of Yancoal Australia was RMB586.45/tonne during this reporting period.

The average coal price of Shanxi Nenghua was RMB172.54/tonne during this reporting period.

2.	Brief analysis of the major financial statements items and the financial indicators of the Company during this reporting period.

(1)	Details and explanation on material changes in items of the Company’s balance sheet during this reporting period

Items	As at 31st March, 2007 (RMB’000)	As at 31st December, 2006 (RMB’000)	Increase/decrease of this reporting period as compared with the previous period ended at 31st December, 2006 (%)
Notes receivable	972,067	2,061,620	-52.85
Accounts receivable	315,345	214,170	47.24
Other current asset	312,471	212,912	46.76
Salable financial assets	121,829	54,101	125.19
Other payables	1,182,693	1,760,353	-32.82
Long-term accounts payable due within one year	161,014	93,456	72.29
Deferred taxation credit	22,585	11,207	101.53

As at 31st March, 2007, the Company’s notes receivable was RMB972.067 million, representing a decrease of RMB1,089.553 million, or 52.8%, as compared with that as at the end of last year, which is mainly due to the decrease of acceptance draft collected by the Company.

As at 31st March, 2007, the Company’s accounts receivable was RMB315.345 million, representing an increase of RMB101.175 million, or 47.2%, as compared with that as at the end of last year, which was mainly due to the increase of settlement balance between the Company and its strategic customers.

As at 31st March, 2007, the Company’s other current asset was RMB312.471 million, representing an increase of RMB99.559 million, or 46.8%, as compared with that as at the end of last year, which was mainly due to the increase of the balance of prepayment for land subsidence fee of the Company.

As at 31st March, 2007, the Company’s salable financial assets was RMB121.829 million, representing an increase of RMB67.728 million, or 125.19%, as compared with that as at the end of last year, which was mainly due to the appreciation of 7,441,300 salable equity interest of Shenergy Company Limited held by the Company.

As at 31st March, 2007, the Company’s other payables was RMB1,182.693 million, representing a decrease of RMB577.660 million, or 32.8%, as compared with that as at the end of last year, which was mainly due to the decrease in balance of the accounts payable to the associates.

As at 31st March, 2007, the long-term accounts payable due within one year of the Company was RMB161.014 million, representing an increase of RMB67.558 million, or 72.3%, as compared with that as at the end of last year, which was mainly due to an increase in the balance of the unused expenses for safe production of the Company.

As at 31st March, 2007, the deferred taxation credit of the Company was RMB22.585 million, representing an increase of RMB11.378 million, or 101.5%, as compared with that as at the end of last year. This was mainly because under the new corporate accounting principles adopted by the Company, the accounting method of tax payable was substituted by the accounting method of liabilities in balance sheet in respect of accounting for income taxes, and the confirmed deferred taxation credit was increased.

(2)	Details and explanation on material changes in items of the statement of income and profit of the Company during this reporting period.

Items	First Quarter of 2007 (RMB’000)	First Quarter of 2006 (RMB’000)	Increase/decrease for the first quarter of 2007 as compared with the first quarter of 2006 (%)
Income from operation	3,777,887	3,141,413	20.26
Cost of operation	1,807,969	1,516,273	19.25
Sales expenses	204,851	230,390	-11.09
General and administrative expenses	612,005	423,319	44.57
Financial expenses	24,987	6,202	302.89
Investment income	0	-529	—
Net profit	700,667	582,494	20.29

During this reporting period, the general and administrative expenses of the Company were RMB612.005 million, representing an increase of RMB188.686 million, or 44.6%, as compared with the same period last year. Among which (1) the general and administrative expenses of the headquarters increased by RMB136.888 million, which was mainly due to an increase of RMB71.158 million for employees’ wages and welfares, as compared with the same period last year; (2) the general and administrative expenses of Yancoal Australia was increased by RMB37.961 million; and (3) Shanxi Nenghua’s general and administrative expenses of RMB13.837 million was included.

During this reporting period, the Company’s financial expenses was RMB24.987 million, representing an increase of RMB18.785 million, or 302.9%, as compared with the same period last year. This is mainly because during this reporting period, the Company realized: (1) an increase of RMB24.345 million in exchange loss as compared with the same period last year; (2) an decrease of RMB2.736 million in discount expenses for bank acceptance draft as compared with the same period last year; and (3) an decrease of RMB3.060 million in interest expenses for long-term borrowings as compared with the same period last year.

During this reporting period, no investment income was achieved by the Company, and the investment income of the same period last year was a loss of RMB 0.529 million. This is mainly because the balance of long-term equity interest investment for the same period last year was deferred; while under the new corporate accounting principle adopted by the Company during this reporting period, the balance of long-term equity investment of the Company was no longer deferred.

(3)	Details of changes in cash flows during this reporting period.

Items	First Quarter of 2007 (RMB’000)	First Quarter of 2006 (RMB’000)	Increase/decrease for the first quarter of 2007 as compared with the first quarter of 2006 (%)
Net cash flow from operating activities	1,097,376	36,020	2946.57
Net cash flow from investing activities	-269,500	-206,267	30.66
Net cash flow from financing activities	0	-3,060	—
Net increase in cash and cash equivalent	827,876	-173,307	577.69
Balance of cash and cash equivalent at the end of the reporting period	6,738,351	7,069,115	-4.68%

During this reporting period, the net cash flow from operating activities of the Company was RMB1,097.376 million, representing an increase of RMB1,061.356 million, or 2946.6%, as compared with the same period last year. This is mainly because of an increase in cash for coal sales collected by the Company during this reporting period, as compared with the same period last year.

During this reporting period, the net cash outflow from investing activities of the Company was RMB269.500 million, representing an increase of RMB63.233 million, or 30.7%, as compared with the same period last year. This is mainly due to an increase in cash expenditure for purchase of fixed assets and other long-term assets for the projects being developed by some of the subsidiaries of the Company.

During this reporting period, no net cash flow from financing activities of the Company occurred, while the net cash flow from financing activities of the Company for the same period last year was RMB3.060 million. This is mainly because the Company paid an interest of RMB3.060 million for the long-term bank borrowings for the same period last year.

The net increase in cash and cash equivalent of the Company was RMB827.876 million for this reporting period, and the net decrease in cash and cash equivalent of the Company for the same period last year was RMB173.307 million. This is mainly due to an increase of RMB1,061.356 million in net cash flow from operating activities of the Company for this reporting period, as compared with the same period of last year.

2.2	Major events and their impact and analysis on the solutions

✓  Applicable  ☐  Not applicable

(A)	Increasing registered capital of Yancoal Heze Nenghua Co., Ltd.

As at the 10th meeting of the third session of the Board of the Company, Yancoal Heze Nenghua Co., Ltd. (“Heze Nenghua”) was approved to increase its registered capital from RMB600 million to RMB1,500 million, of which Yanzhou Coal plans to additionally contribute registered capital of RMB876 million by using the raised capital from additional issuing of H shares in 2004 and its own fund. After capital increment, the Company will hold 96.67% equity interest of Heze Nenghua. The increased registered capital will be mainly used for the construction of Zhaolou Coal Mine.

(B)	Material litigation and arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). The Higher People’s Court of Shandong Province arranged and auctioned the 289 million shares held by Lianda Group Limited, the guarantor, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws on 6th September, 2005 to repay the Company’s principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the “Creditor’s Rights and Interests”). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the date hereof, the successful bidder of Huaxia Shares is still undergoing the process of qualification review by China Banking Regulatory Commission (“CBRC”).

The Company is recently aware that while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited (“RunHua Group”), a private enterprise, started legal proceedings in another action for the transfer of 240 million Huaxia Shares held by Lianda Group Limited. It is reported that the Supreme People’s Court judged that 240 million of the 360 million Huaxia Shares held by Lianda Group Limited should be transferred to RunHua Group. In accordance with a notice of the Supreme People’s Court, the Higher People’s Court of Shandong Province also informed the Company that it should continue to execute the Entrusted Loan case.

The State-owned Asset Supervision and Administration Commission of the State Council and the People’s Government of Shandong Province have respectively sent a letter to the Supreme People’s Court and have formally requested the Supreme People’s Court: (1) to support the Company’s proposition, clarify the execution of the Entrusted Loan case as a matter of priority and repay the Company from the auctioned fund through auctioning the Huaxia Shares held by Lianda Group Limited; (2) if Lianda Group Limited is to transfer the Huaxia shares to RunHua Group, such transfer should proceed in accordance with legally approved procedures. The letter also requested that without the asset valuation as well as approvals by the state-owned asset supervision and administration organizations and other related authorities, the Huaxia Shares held by Lianda Group shall not be transferred to RunHua Group so as to avoid loss of great amount of state-owned assets.

In view of the coincidence in the subject matter in the two actions and that the Company has seized the Huaxia Shares in priority, the Supreme People’s Court is mediating between the two cases, and the People’s Government of Shandong Province is also trying to solve the disputes through negotiation by coordinating all related parties, so as to protect the state-owned assets and the interest of the listed company and safeguard the interests of related parties. No clear result is available yet.

Considering the comparatively significant rise in equity value of Huaxia Shares, the Company is confident that proceeds from the disposal of the Huaxia Shares shall be sufficient to cover its Creditor’s Rights and Interests. Any significant progress concerning the Entrusted Loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation or arbitration during this reporting period.

2.3	Special undertakings made by the Company, the shareholders and the actual controlling person and the performance of the undertakings

✓	Applicable ☐ Not applicable

(1)	Details of the share reform

The share reform plan was executed on 31st March, 2006 by the Company. And the special undertakings made by Yankuang Group Co., Ltd. (“Yankuang Group”) and the performance of the undertakings are as follows:

Name of shareholder		Special undertakings	Performance of undertakings
Yankuang Group Co., Ltd. (“Yankuang Group”)	(1)	The original non-tradable shares of the Company held by Yankuang Group shall not go public for dealings within forty-eight months from the date of execution of the share reform plan.	The original non-tradable shares of the Company held by Yankuang Group have not been traded.

	(2)	Yankuang Group will, in accordance with the relevant governmental procedure, assign part of its operations including coal and electricity operations together with new projects which are in line with the Company’s development strategies in 2006 and support the Company in such implementation of assignment to enhance the operating results of the Company and minimize connected transactions and competition between Yankuang Group, and the Company. The Company will be invited to invest in a coal liquefaction project which is being developed by Yankuang Group for co-development.	Yankuang Group has assigned part of its coal operations to the Company. Yankuang Group has also started relevant preliminary works for the assignment of other projects, and the Company will make disclosures as and when appropriate in accordance with the supervisory regulations.

	(3)	All related expenses in relation to the non-tradable shares reform will be borne by Yankuang Group.	The undertaking has been fulfilled.

(2)	Acquisition of Mining Right of Zhaolou Coalmine

The Company acquired 95.67% equity interest in Heze Nenghua from Yankuang Group in December 2005. Pursuant to the related acquisition agreements, Heze Nenghua has the right to purchase mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou coalmine to Yankuang Group.

Yankuang Group has been granted the mining right certificate of Zhaolou Coalmine by the Ministry of Land and Resources on 28th June, 2006. The Company has started preliminary work for the acquisition of the mining rights of Zhaolou Coalmine pursuant to the terms of the relevant agreements, and the Company will make a public announcement on the acquisition as and when appropriate. Construction of Zhaolou Coalmine is expected to be completed in 2008.

2.4	Warning and explanation for possible loss or material changes in the net profit for the period from the beginning of this year to the end of the next reporting period as compared with the same period last year.

☐  Applicable  ✓  Not applicable

2.5	Explanation on differences between the shareholders’ equity interest at the beginning of the year 2007 in the balance sheet of this quarterly report and that in the Reconciliation between the Two Versions of the Accounting Principles on Shareholder’s Equity.

☐  Applicable  ✓  Not applicable

§3	Directors

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

The full version of the Company’s balance sheet, income statement and cash flow statement for the first quarter of 2007 are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board Shandong Province, PRC, 26th April, 2007

Yanzhou Coal Mining Company Limited

26th April, 2007

(1)	The original non-tradable shares of the Company held by Yankuang Group shall not go public for dealings within forty-eight months from the date of execution of the share reform plan.

(2)	Yankuang Group will, in accordance with the relevant governmental procedure, assign part of its operations including coal and electricity operations together with new projects which are in line with the Company’s development strategies in 2006 and support the Company in such implementation of assignment to enhance the operating results of the Company and minimize connected transactions and competition between Yankuang Group, and the Company. The Company will be invited to invest in a coal liquefaction project which is being developed by Yankuang Group for co-development.

(3)	All related expenses in relation to the non-tradable shares reform will be borne by Yankuang Group.

The original non-tradable shares of the Company held by Yankuang Group have not been traded.

Yankuang Group has assigned part of its coal operations to the Company.

Yankuang Group has also started relevant preliminary works for the assignment of other projects, and the Company will make disclosures as and when appropriate in accordance with the supervisory regulations.

The undertaking has been fulfilled.

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310